

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 13, 2017

Via E-Mail
Mark D. Johnsrud
Chief Executive Officer
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Rd., Suite 300
Scottsdale, AZ 85254

> **Re:** **Nuverra Environmental Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **Form 8-K filed August 11, 2017**
> **Response Dated October 2, 2017**
> **File No. 001-33816**

Dear Mr. Johnsrud:

We have reviewed your October 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2017 letter.

Form 8-K filed August 11, 2017

Exhibit 99.1

1.   We note your response to prior comment 1. File your pro forma financial information as soon as practicable in a Form 8-K under Item 8.01. In addition, the periods presented for your pro forma financial information should be consistent with Rules 11-02(c)(1) and (2) of Regulation S-X, such that the most recent fiscal year and most recent interim period should be presented, as applicable.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources